June 25, 2024

Mr. Ray Be

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Elevation Series Trust; File Nos. 333-265972, 811-23812

Dear Mr. Be:

On April 4, 2024, Elevation Series Trust (the “Trust” or “Registrant”) filed an amendment to its Registration Statement under Form N-1A pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 on behalf of TrueShares Quarterly Bear Hedge ETF and TrueShares Quarterly Bull Hedge ETF (each a “Fund” and collectively, the “Funds”).

The Trust has revised the disclosures in the Fund’s prospectus, statement of additional information, and Part C in response to comments given by you via telephone to Daniel Moler on May 28, 2024. Those comments are summarized below, with corresponding responses following each comment, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the document to which the applicable comment relates.

Comment 1.	In an appropriate place in prospectus, please clarify what “substantial protection of principal” means and what aspects of the strategy are designed to achieve that.

Response.	The Registrant has added the following disclosure in the Principal Investment Strategy of TrueShares Quarterly Bull Hedge ETF:

Substantial Protection of Principal

The income component of the Fund’s portfolio is expected to represent at least 98% of its assets on a quarter-to-quarter basis, which the adviser believes will fulfil the “substantial protection of principal” aspect of the Fund’s investment objective. For example, even if a 2% call options component of the Fund’s portfolio expired worthless, the Fund would still have at least 98% of its value preserved by the high-quality short-term fixed income debt securities portfolio. Actual value preserved is expected to be somewhat higher than 98% because interest earned is expected to be higher than Fund expenses. The adviser believes that protection of at least 98% of principal on a quarter-to-quarter basis, even in adverse low- rate environments, would be considered substantial protection by most investors.

June 25, 2024

The Registrant has added the following disclosure in the Principal Investment Strategy of TrueShares Quarterly Bear Hedge ETF:

Substantial Protection of Principal

The income component of the Fund’s portfolio is expected to represent at least 98% of its assets on a quarter-to-quarter basis, which the adviser believes will fulfil the “substantial protection of principal” aspect of the Fund’s investment objective. For example, even if a 2% put options component of the Fund’s portfolio expired worthless, the Fund would still have at least 98% of its value preserved by the high-quality short-term fixed income debt securities portfolio. Actual value preserved is expected to be somewhat higher than 98% because interest earned is expected to be higher than Fund expenses. The adviser believes that protection of at least 98% of principal on a quarter-to-quarter basis, even in adverse low-rate environments, would be considered substantial protection by most investors.

Comment 2.	Given the expected 0% for Other Expenses, explain in more detail in the footnote what is and is not paid for by the adviser under the management agreement.

Response.	The Registrant has added the following as a footnote to the fee tables:

The Fund’s adviser has agreed to pay substantially all expenses of the Fund out of its unitary management fee, including the cost of transfer agency, custody, fund administration, securities lending and other non-distribution related services necessary for the Fund to operate, except for: the fee paid to the Fund’s adviser pursuant to the Investment Advisory Agreement, interest charges on any borrowings, dividends and other expenses on securities sold short, taxes and related services, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, accrued deferred tax liability, extraordinary expenses, and distribution (12b-1) fees and expenses.

Principal Investment Strategies

Comment 3.	The first sentence states that the Fund “aims to provide the benefits of equity exposure while mitigating the risk posed by a decline in U.S. equity markets.” Does the risk mitigation have a cost associated with it in terms of limiting the Fund's upside exposure to equity markets? If so, disclose clearly and prominently.

Response.	The Registrant has revised the sentence to clarify that the Fund “aims to provide the benefits of partial equity exposure…” Additionally, the Registrant has revised the disclosure under “Active Management Risk” as follows:

Active Management Risk. The adviser’s judgments about an investment may prove to be incorrect or fail to have the intended results, which could adversely impact the Fund’s performance. The adviser’s tail risk strategy may not fully protect the Fund from declines in the market and will ~~may~~ not allow the Fund to fully participate in market upside. When the adviser selects out-of-the money call options, the Fund will not participate in equity market gains until they exceed the strike price of the call option. Lower interest rates or higher call option prices will tend to increase the cost of mitigating the risk posed by a decline in U.S. large capitalization equity markets.

June 25, 2024

Comment 4.	Please revise the last sentence of the first paragraph to clarify how the strategy is designed to lead to capital appreciation as stated in the Fund's investment objective.

Response.	The Registrant has replaced “capital appreciation” in each Fund’s objective with “total return” and made corresponding changes throughout the prospectuses to align with the revised objectives.

Comment 5.	The sentences in the second paragraph under “Income Component” explaining how the income component will work are particularly dense. Please clarify in plain English. Consider using diagrams, examples, etc. to explain how the strategy will be implemented.

Response.	Under the Income Component for each Fund, the Registrant has made clarifying revisions to the disclosure and added an example and diagram.

Comment 6.	The first paragraph under “Income Component” references a box spread. Please briefly explain what an option box spread strategy is.

Response.	The Registrant has added the following explanation of a box spread:

A box spread is a four-part, same expiration date, option portfolio with a maturity payout that does not vary and is considered a form of synthetic money market instrument. For example, the four parts of a box spread could be composed of (i) a long $5 in-the-money call option position paired with (ii) a written $5 out-of-the-money call option position; and (iii) a long $5 in-the-money put option position paired with (iv) a written $5 out-of-the-money put option position. At expiration of the options, no matter what the price of the underlying reference asset is, the payout to the Fund will be $10. If the Fund can construct this portfolio for less than $10 it will be profitable at expiration.

Comment 7.	Please revise the “Call Options Component” subsection to address the sizing of call options positions relative to the Fund's size. Address how sizing relates to the degree of upside participation in rising markets.

Response.	The Registrant has revised the following disclosure to address how sizing relates to the degree of upside participation in rising markets:

TrueShares Quarterly Bull Hedge ETF

June 25, 2024

The partial amount of equity upside the Fund captures is dictated by the adviser’s strategy of targeting investments in call options to an amount approximately equal to the amount of income generated by the Fund’s portfolio. Using this strategy, based on recent market conditions, the adviser anticipates that the Fund will capture 20% to 40% of U.S. large capitalization equity market gains on a quarter-to-quarter basis.

TrueShares Quarterly Bear Hedge ETF

In such an instance, employing the put option strategy may generate a positive return. Because puts increase in value when the reference asset declines, the Fund benefits from a market decline. Using this strategy, based on recent market conditions, the adviser anticipates that the Fund could reap a positive benefit equal to 20% to 40% of U.S. large capitalization equity market declines on a quarter-to-quarter basis.

The Registrant has given the Staff’s request thoughtful consideration. The Registrant respectfully declines to include disclosure addressing the sizing of call options positions relative to the Fund's size. There is a virtually unlimited number of possibilities in terms of notional sizing, and the Registrant believes that any attempt to provide notional sizing guidance would be potentially misleading to investors.

Comment 8.	In the “Call Options Component” subsection, please disclose in more detail the types of data and analysis the Fund will use to determine which call options it will purchase.

Response.	The Registrant has revised the subsection to clarify that the adviser evaluates the relative prices of at-the-money and out-of-the money options and selects those with the highest expected return in light of then-recent U.S. large capitalization equity market volatility.

Comment 9.	In the “Call Options Component” subsection, please explain more clearly how a call option spread operates and how the Fund will use the strategy to position its investments.

Response.	After further consideration and review, the Registrant has determined that call spreads will not be part of the Fund’s principal investment strategy and has revised the prospectus accordingly.

Comment 10.	The last sentence of the “Call Options Component” subsection states that “[t]he amount of equity upside the Fund captures is dictated by the adviser’s strategy of targeting investments in call options to an amount approximately equal to the amount of income generated by the Fund’s portfolio.” Please clarify what this sentence means.

Response.	The Registrant has revised the disclosure as follows:

June 25, 2024

The partial amount of equity upside the Fund captures is dictated by the adviser’s strategy of targeting investments in call options to an amount approximately equal to the amount of income generated by the Fund’s portfolio. Using this strategy, based on recent market conditions, the adviser anticipates that the Fund will capture 20% to 40% of U.S. large capitalization equity market gains on a quarter-to-quarter basis.

Principal Risks of Investing in the Fund

Comment 11.	Please order the risks to prioritize risks most likely to adversely affect the Fund's NAV, yield, and total return. Please note that after listing most significant risks to the Fund, the remaining risks may be alphabetized. See ADI 2019-08-improving principal risks disclosure.

Response.	The Registrant has reordered the risks as follows: Options Risk, FLEX Options Risk, Derivatives Risk, Active Management Risk, and Equity Market Risk, with the remaining risks alphabetized.

Comment 12.	In the “Options Risk,” consider discussing any principal risks of particular options strategies that the Fund will be employing including the call option spread and box spread strategies.

Response.	The Registrant notes that call spreads are no longer part of the principal investment strategy and does not believe that box spreads pose any risks that are not already covered under the “Options Risk” disclosure. The Registrant has revised Options Risk in the summary prospectus for TrueShares Quarterly Bull Hedge ETF as follows:

Options Risk. Buying and selling (writing) options are speculative activities and entail greater than ordinary investment risks. As the buyer of a call option, the Fund risks losing the entire premium invested in the option if the Fund does not exercise the option.

The Registrant has revised the Options Risk in the summary prospectus for TrueShares Quarterly Bear Hedge ETF as follows:

Options Risk. Buying and selling (writing) options are speculative activities and entail greater than ordinary investment risks. As the buyer of a put option, the Fund risks losing the entire premium invested in the option if the Fund does not exercise the option.

More detailed risk disclosures are included in the combined statutory prospectus.

Management

Comment 13.	With respect to the Portfolio Manager, please state title and length of service. See Item 5(b) of Form N-1A.

June 25, 2024

Response.	The Registrant has added the following disclosure:

Jeffrey Feldman, Portfolio Manager of TrueMark Investments, LLC and Quantitative Risk Manager of RiverNorth Capital Management, LLC, has served the Fund as portfolio manager since it commenced operations in June, 2024.

Additional Information About the Funds’ Principal Risks

Comment 14.	Please update “Equity Market Risk” to reflect today's interest climate.

Response.	In response to the Staff’s comment, the Registrant has reviewed the relevant risk factor and has revised to remove the second paragraph discussing recent market events as these risks are duplicative to those discussed within “Market and Geopolitical Risk.” The Registrant believes that the remaining paragraph within Equity Market Risks adequately discuss how interest rates as a factor considered by investors under Equity Market Risk. Further discussion of the impact of interest rates are also discussed under other risk factors such as Fixed Income Securities Risk.

MANAGEMENT

Comment 15.	With respect to the investment adviser and with a view to potential risk disclosures, please supplementally tell the Staff whether the adviser has experience managing similar strategies in pooled vehicles or otherwise, and discuss the adviser’s resources, systems, research capabilities, and personnel generally.

Response.	The Funds’ adviser has extensive experience managing similar strategies in pooled investment vehicles as represented by the TrueShares Structured Outcome ETFs. There are 12 TrueShares Structured Outcome ETFs, each an individual series of Listed Funds Trust, the first of which launched in July 2020. The adviser’s systems and personnel have been continuously augmented over the past four years to allow for the effective execution of these strategies.

Statement of Additional Information

Investment Restrictions

Comment 16.	In the first investment restriction, please recite the Fund's policy for investing in an industry or group of industries. See Section 8 of 1940 act and Instruction 4 to Item 9(b)(1) of N-1A.

Response.	The Registrant has revised the investment restriction as follows:

1. Purchase the securities of any issuer (other than securities issued or guaranteed by the U.S. Government or any of its agencies or instrumentalities) if, as a result, more than 25% of the Fund’s total assets would be invested in the securities of companies whose principal business activities are in the same industry or group of industries.

June 25, 2024

If you have any questions or additional comments, please contact Parker Bridgeport at (614) 469-3238 or Daniel Moler at (513) 352-6611.

Very truly yours,

/s/ Daniel Moler